UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

KiOR Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

497219109

(CUSIP Number)

March 17, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 497219109	SCHEDULE 13G	Page 2 of 6 Pages

1.

NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Her Majesty the Queen in Right of the Province of Alberta as represented by Alberta Investment Management Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Alberta, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0 shares
	6.	SHARED VOTING POWER 9,516,714 shares
	7.	SOLE DISPOSITIVE POWER 0 shares
	8.	SHARED DISPOSITIVE POWER 9,516,714 shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,516,714 shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.3%*
12.	TYPE OF REPORTING PERSON (see instructions) IA, OO

*	Percentage calculated on the basis of 53,295,566 shares of Class A Common Stock issued and outstanding as of April 5, 2013 as reported on the Issuer’s Definitive Proxy Statement filed April 17, 2013.

CUSIP No. 497219109	SCHEDULE 13G	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 1538731 Alberta Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Alberta, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0 shares
	6.	SHARED VOTING POWER 3,416,498 shares
	7.	SOLE DISPOSITIVE POWER 0 shares
	8.	SHARED DISPOSITIVE POWER 3,416,498 shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,416,498 shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0%*
12.	TYPE OF REPORTING PERSON (see instructions) FI

*	Percentage calculated on the basis of 53,295,566 shares of Class A Common Stock issued and outstanding as of April 5, 2013 as reported on the Issuer’s Definitive Proxy Statement filed April 17, 2013.

CUSIP No. 497219109	SCHEDULE 13G	Page 4 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 1538716 Alberta Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Alberta, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0 shares
	6.	SHARED VOTING POWER 6,100,216 shares
	7.	SOLE DISPOSITIVE POWER 0 shares
	8.	SHARED DISPOSITIVE POWER 6,100,216 shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,100,216 shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.2%*
12.	TYPE OF REPORTING PERSON (see instructions) FI

*	Percentage calculated on the basis of 53,295,566 shares of Class A Common Stock issued and outstanding as of April 5, 2013 as reported on the Issuer’s Definitive Proxy Statement filed April 17, 2013.

CUSIP No. 497219109	SCHEDULE 13G	Page 5 of 6 Pages

INTRODUCTORY NOTE: This Amendment No. 1 (the “Amendment”) to Schedule 13G is being filed as an amendment to the Schedule 13G filed with the Securities and Exchange Commission on February 14, 2012 by (i) Her Majesty the Queen in Right of the Province of Alberta as represented by Alberta Investment Management Corporation, (“AIMCo”), a body corporate established under the Alberta Investment Management Corporation Act R.S.A. c.A-26.5 (2007) (the “Alberta Investment Management Corporation Act”), with respect to investments held on behalf of clients for which AIMCo serves as investment manager, (ii) 1538731 Alberta Ltd., (“Alberta 1538731”) and (iii) 1538716 Alberta Ltd., (“Alberta 1538716”). The securities reported in this Amendment are directly held by Alberta 1538731 and Alberta 1538716. AIMCo may be deemed to have voting and investment power with respect to shares held by Alberta 1538731 and Alberta 1538716. AIMCo disclaims beneficial ownership of the Issuer’s securities reported herein in which AIMCo has no actual pecuniary interest.

This Amendment is being filed to amend and restate Item 4 as follows:

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: (i) 7,786,616 shares of Class A Common Stock and (ii) warrants for 1,730,098 shares of Class A Common Stock, for a total of 9,516,714 shares
(b)	Percent of class: 17.3%
(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 0 shares
(ii) Shared power to vote or to direct the vote 9,516,714
(iii) Sole power to dispose or to direct the disposition of 0 shares
(iv) Shared power to dispose or to direct the disposition of 9,516,714

Alberta 1538731:

(a)	Amount beneficially owned: (i) 2,795,395 shares of Class A Common Stock and (ii) warrants for 621,103 shares of Class A Common Stock, for a total of 3,416,498 shares
(b)	Percent of class: 6.0%
(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 0 shares
(ii) Shared power to vote or to direct the vote 3,416,498
(iii) Sole power to dispose or to direct the disposition of 0 shares
(iv) Shared power to dispose or to direct the disposition of 3,416,498

Alberta 1538716:

(a)	Amount beneficially owned: (i) 4,991,221 shares of Class A Common Stock and (ii) warrants for 1,108,995 shares of Class A Common Stock, for a total of 6,100,216 shares
(b)	Percent of class: 11.2%
(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 0 shares
(ii) Shared power to vote or to direct the vote 6,100,216
(iii) Sole power to dispose or to direct the disposition of 0 shares
(iv) Shared power to dispose or to direct the disposition of 6,100,216

CUSIP No. 497219109	SCHEDULE 13G	Page 6 of 6 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 24, 2013

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA AS REPRESENTED BY ALBERTA INVESTMENT MANAGEMENT CORPORATION

By:	/s/ Jagdeep Singh Bachher
Name:	Jagdeep Bachher, for Alberta Investment Management Corporation
Title:	Executive Vice President, Venture & Innovations

1538731 ALBERTA LTD.

By:	/s/ Jagdeep Singh Baccher
Name:	Jagdeep Singh Baccher
Title:	Director and President

1538716 ALBERTA LTD.

By:	/s/ Jagdeep Singh Baccher
Name:	Jagdeep Singh Baccher
Title:	Director and President

*	The Joint Filing Agreement, executed by and among the Reporting Persons, filed with the Schedule 13G filed with the Securities and Exchange Commission on February 13, 2012 by the Reporting Persons with respect to the Issuer, is hereby incorporated by reference.